April 19, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Investment Management	One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax
100 F Street, N.E.
Washington, DC 20549
Attn:          Ms. White

Re:	Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America
Preliminary Proxy Statement on Schedule 14A filed on March 31, 2022

Dear Ms. White:

On behalf of Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Alison White of the Staff on April 5, 2022 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 31, 2021. The Company will also file a Definitive Proxy Statement on Schedule 14A on or about the date hereof responding to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	In the future, please include a cover letter with any filing of a proxy statement under Section 14(a).

Response:

A cover letter has been included with the proxy statement and will be included in future proxy statements filed under Section 14(a).

2.	Please provide a copy of the proxy card to be included in the mailing of the proxy statement for our review.

Response:

A copy of the proxy card was included with the preliminary proxy statement and has been included with the proxy statement.

Alison White April 19, 2022 Page 2

3.
Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents, with citations to the specific language in such documents.

Response:

The Company confirms that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents. The Company refers the Staff to Order of the Governor of the State of Maryland, Number 21-01-28-02, Section III:

Notwithstanding any provision of its charter, declaration of trust, or bylaws, a publicly-traded Maryland company may change a shareholders’ meeting noticed for a physical location to be a meeting conducted solely or in part by remote communication.

The Order is available at https://governor.maryland.gov/wp-content/uploads/2021/03/Shareholder-Meetings-Amended-1.28.21.pdf.

The Company also refers the Staff to Article II, Section 1. of the Company’s bylaws:

All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set in accordance with these Bylaws and stated in the notice of the meeting.

4.	Please consider providing a technical assistance phone number for investors to use if they experience “day of” problems logging on, hearing or being heard during the meeting, etc.

Response:

A technical assistance phone number for investors will be included on the meeting website.

5.
Please confirm whether the Fund anticipates making any intentional changes to the stockholder meeting format that may impact stockholder participation, including their ability to speak or ask questions.

Response:

The Company confirms that the Fund does not anticipate making any intentional changes to the stockholder meeting format that may impact stockholder participation, and intend to allow stockholders to participate during the meeting in an orderly manner.

6.
With a view to clarified disclosure, please explain the procedures by which “street name” stockholders will be able to attend and participate in the stockholders’ meeting.  If the necessary information to do so will be available on the Fund’s website, please tell us what such website will say.

Response:

The Company confirms that the website will provide information for beneficial holders in street name on the procedures they must follow to attend and part participate in the stockholders’ meeting. Such disclosure will note that if a person is a beneficial holder in street name, they will be required to provide proof of beneficial ownership, such as their most recent account statement as of the Record Date, a copy of the voting instruction form provided by their broker, bank, trustee, or nominee, or other similar evidence of ownership.

Alison White April 19, 2022 Page 3

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Thomas J. Cheeseman at 617.728.7162 (or by email at thomas.cheeseman@dechert.com).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:
Richard J. Byrne, Franklin BSP Lending Corporation
Nina K. Baryski, Franklin BSP Lending Corporation
Michael Frick, Franklin BSP Lending Corporation
Matthew J. Carter, Dechert LLP
Jonathan H. Gaines, Dechert LLP
Thomas J. Cheeseman, Dechert LLP
Yian Pan, Dechert LLP